Filed by Trident Microsystems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Trident Microsystems Inc.
Commission File No.: 000-20784
Forward-Looking Statements
This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements about the ability of Trident to complete the transaction with NXP, the future financial position as a result of the acquisition, and Trident’s market share and the expected competitive position of Trident following the completion of the proposed acquisition, are forward-looking statements. A number of the matters discussed in this presentation that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: failure to achieve the economies of scale, revenue growth, operating synergies and efficiencies of the acquisition; the result of any regulatory review of the proposed transaction; approval of the acquisition by the stockholders of Trident and satisfaction of various other conditions to the closing of the acquisition; and the risks that are described from time to time in the Company’s reports filed with the Securities and Exchange Commission, including Trident’s annual report on Form 10-K for the fiscal year ended June 30, 2009.
Important Additional Information
In connection with the proposed acquisition of the television systems and set top box business lines by Trident from NXP, B.V., Trident plans to file with the SEC a Proxy Statement. The definitive Proxy Statement will be mailed to the stockholders of Trident after clearance with the SEC. Trident will also file with the SEC from time to time other documents relating to the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY TRIDENT WITH THE SEC RELATING TO THE PROPOSED ACQUISITION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION.
Copies of the documents filed with the SEC by Trident may be obtained free of charge from the SEC website maintained at www.sec.gov. In addition, Trident’s SEC filings may be obtained free of charge from Trident’s website (www.tridentmicro.com) or by calling Trident’s Investor Relations department at (408) 764-8808.
Trident and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed acquisition. Information about the directors and executive officers of Trident (including their respective ownership of Trident shares) is contained in Trident’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009, which was filed with the SEC on September 11, 2009, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on October 17, 2008. Additional information regarding the interests of such participants in the proposed acquisition will be included in the Proxy Statement and the other documents filed by Trident with the SEC relating to the proposed acquisition (when filed).
Filed below is a presentation provided by Trident to the employees of Trident in connection with Trident’s previously announced definitive share exchange agreement with NXP.

Trident Microsystems Confidential EMPLOYEES COMPANY CONFIDENTIAL Trident Microsystems and NXP to Combine Digital TV and Set-Top Box Businesses to Create Industry Leader in the Digital Home Market

Forward Looking Statements Statements about the ability of Trident to complete the transaction contem- plated by the agreement with NXP, including the ability to satisfy the conditions set forth in the definitive agreement, and the possibility of the termination of the definitive agreement, Trident's market share and the expected competitive position of Trident following the completion of the proposed acquisition, are forward-looking statements. A number of the matters discussed in this presen-tation that are not historical or current facts deal with potential future circum-stances and developments. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and other factors that could cause actual results to differ materially from future results expressed or implied by such forward- looking statements. Such risks and uncertainties include, but are not limited to: failure to achieve the economies of scale, revenue growth, operating synergies and efficiencies of the acquisition; the result of any regulatory review of the proposed transaction; approval of the acquisition by the stockholders of Trident and satisfaction of various other conditions to the closing of the acquisition; and the risks that are described from time to time in the Company's reports filed with the Securities and Exchange Commission, or SEC, including Trident's annual report on Form 10-K for fiscal the year ended June 30, 2009.

Important Additional Information In connection with the proposed acquisition of assets of NXP and solicitation of approval of the Trident stockholders, as well as in connection with its 2009 annual meeting of stockholders, Trident plans to file a proxy statement with the Securities and Exchange Commission (the "SEC"). The definitive proxy statement will be mailed to the stockholders of Trident after clearance with the SEC. Trident will also file with the SEC from time to time other documents relating to the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY TRIDENT WITH THE SEC RELATING TO THE PROPOSED ACQUISITION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. The final proxy statement will be mailed to stockholders of Trident. Investors and security holders may obtain a free copy of the definitive proxy statement and other documents when filed with the SEC at the SEC's website at www.sec.gov. In addition to the proxy statement, Trident files annual, quarterly and special reports, proxy statements and other information with the SEC.

Important Additional Information In addition, Trident's SEC filings may be obtained free of charge from Trident's website (www.tridentmicro.com) or by calling Trident's Investor Relations department at (408) 764-8808. Trident, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed acquisition. Information about the directors and executive officers of Trident and the interests of such participants in the proposed acquisition will be included in the proxy statement and the other documents filed by Trident with the SEC relating to the proposed acquisition when filed.

We are on a journey...to become a leader in the connected home Regain our #1 position in the DTV market Become an SOC Company Acquire Micronas Win Major Socket Consolidate Expand into adjacent segments STB Continue the journey into the connected home

21 Trident and NXP to Combine Digital TV and Set-Top Box Lines to Create Industry Leader in the Digital Home Market Trident becomes a leader in general TV business (DTV, PCTV, ATV) and top 3 in the STB business Trident increases its portfolio of patents with full rights to MEMC, Demod, decoders and conditional access. The News Today...

Some Key Facts Which NXP product lines? Two product lines of Home BU of NXP (TV and STB) into Trident Ownership, NXP 60%, Trident 40% Trident to hold the leading position in Digital Home Market Combined businesses - revenues of approx. $500 million in 2009 NXP's TV and STB business + Trident Trident will have the extensive patent portfolio in Digital Home with more than 2,000 patents and patent apps: incl. MEMC and conditional access.

Who is NXP?

NXP provides engineers and designers with semiconductors, system solutions and software that deliver better sensory experiences

- **50+ years** of experience in semiconductors
- **Established** in 2006 (formerly a division of Philips)
- **President & CEO:** Rick Clemmer
- **Owned by** private equity consortium (Kohlberg Kravis Roberts (KKR), Silver Lake Partners, Alpinvest, Bain Capital and Apax Partners), and Koninklijke Philips Electronics
- **Headquarters:** Eindhoven, The Netherlands
- **Net sales:** $4.6 billion in 2008
- **Businesses:**
  - Automotive – Identification
  - **Home** – Multimarket Semiconductors
- **Owner of NXP Software**, a fully independent software solutions company




NXP Semiconductors

8 Trident Microsystems Confidential Trident

9 NXP TV & STB Application Leadership Set-Top-Box Top 3 player in digital video systems (incl. STB) with the scale to establish a strong leadership position Launching highly integrated 45nm one chip solutions in Apollo / Shiner PC TV Leader in PC TV 1 in 2 PC TVs use SoC, tuner can, and silicon tuner chipsets Deep relationships with leading PC OEM's and supply chain partners

Why is this is a good deal? Achieves major milestone in vision of Trident to be the leader in the "Connected Home" This step of the journey - Create a leader in the global digital home market with: A start-up culture with rapid decision making and innovation Industry-leading IP Cost-efficient Asia-based engineering and operations Strong customer relationships in both DTV and STB The previous steps in the journey NXP acquired the Conexant STB business for $110M in 2008 Trident acquired Micronas in May 2009

A Growing Market - CAGR 2009 to 2012 SOURCE: DisplaySearch & IMS Research CAGR = 11.0% CAGR = 6.0% Total CAGR = 8.5%

Diverse Customer Base

New Trident 3YR Sales Plan ($M) 0 50 100 150 NXP STB NXP OTV MIC Discrete Major OEM SOC NXP DTV

NXP Trident IP Access Picture Quality Improvement Technology ? ? Multi-format HD decoders for TV and STB ? ?(TV) Terrestrial Broadcast FE Tuners and Demodulators ? ? Networking (MoCA) ? Demodulator ? ?(TV) DOCSIS-system ? Conditional Access & Content Protection ? FE Terrestrial, Cable, Cable Modem, DVB-S2 ? World Class Audio Processing ? System expertise Cost Competitive Solutions ? Complex SoC design and development ? ? Middleware Porting capabilities ? ? Customer access Access to STB Vertical Operators ? Access to Retail STB market ? Access to major TV OEMs/ODMs ? ? Combined Technology Portfolio Our markets, technologies and people are highly complementary! Requirements to be a player in Digital Home markets

Current Combined Location Footprint 65% Asia-based Day 1 Santa Clara Headquarters Hong Kong & Shenzen Chicago Munich Eindhoven Hamburg Belfast Southampton Austin Haifa Bangalore Hyderabad San Diego Taiwan Japan Korea Shanghai Shenzen Trident NXP Freiburg Nijmegen

New Trident at Closing Headquarters: Santa Clara, California, USA Primarily Asia-based operations 65% of operations already in Asia Day 1 Select centers of technology excellence in Europe and North America Sylvia remains CEO Christos Lagomichos to become President in charge of the business Pete remains CFO David remains GC Saeid remains SVP Engineering for the combined team

New Trident at Closing All other positions will be decided shortly as we evolve the organization to reflect the new Trident Create 2 business units One WW operation function including purchasing IT Strategic marketing and CTO functions HR, Marcom Sales

Additional Key Facts Partnership with NXP on integrated tuners and other opportunities Board Composition: 9 (4 NXP, 4 TRID, 1 CEO) Closing subject to regulatory approval, employee representatives consultation and shareholder approval Plan to close in Calendar Q1 2010

Goals for Expanded Trident 21 No disruption of supply; smooth transition for customers Creation of new, unique corporate culture bringing together best of both worlds Improved financial performance through: Economies of scale Revenue growth Operating synergies and efficiencies Expansive and differentiating IP portfolio, leveraged across multiple markets Strong customer relationships Committed to innovation in Digital Home Entertainment Market

Next Steps and Timeline Signing of the deal Today Consultation with employee representatives (including works councils) Disentanglement and integration planning Immediately Regulatory approvals TBD Closing of the transaction and kickoff Early Feb. Transfer of people At closing Starting this week

Any Questions? ?